GAIN Capital Holdings, Inc.
135 US Hwy 202/206, Suite 11
Bedminster, New Jersey 07921

November 9, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3233

Attention: Jennifer Monick, Assistant Chief Accountant
Office of Real Estate & Commodities

Re:    GAIN Capital Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2017
Filed March 14, 2018
File No. 1-35008

Dear Ms. Monick:

This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing (the “Form 10-K”) that were raised in the conference call held on October 26, 2018 (the "Call"). We have summarized below the questions raised by the Staff, along with the Company's responses.

1.
During the Call, the Staff referred to a letter from the Company dated October 3, 2018, in which the Company responded to prior comments from the Staff regarding the Company's presentation of certain non-GAAP financial measures, including proposed disclosure and tables provided with actual amounts for the three and six months ended June 30, 2018 and 2017 and for the fiscal years ended December 31, 2017 and 2016. The Staff asked that the Company clarify certain of the disclosures previously provided and to update the interim results presented to reflect the three and nine months ended September 30, 2018 and 2017.

Attached to this letter as Exhibit A and Exhibit B, respectively, please find the proposed disclosure, revised to respond to the Staff's comments, including actual amounts for the three and nine months ended September 30, 2018 and 2017 and for the fiscal years ended December 31, 2017 and 2016.

2.
During the Call, the Staff also asked the Company to explain the Company's rationale for choosing the approach taken in calculating and presenting the Company's adjusted income tax expense/benefit for the three and nine months ended September 30, 2018 and 2017.

Like many companies, the Company has adopted a forecast approach in calculating its GAAP income tax expense for the first three quarters of each year. In terms of the mechanics, at the end of the each of those quarters, the Company will assess the actual GAAP pre-tax income that has been achieved and prepare a forecast of the expected GAAP pre-tax income for the remainder of the year. This process arrives at a full year estimate of GAAP pre-tax income by jurisdiction, with the resulting tax computations deriving a forecast Effective Tax Rate ("ETR") for the group for the full year. The ETR is then applied to the actual year to date GAAP pre-tax income to arrive at the year to date GAAP income tax expense/benefit. For the second, third and fourth quarters of the year, the GAAP tax expense/benefit for the quarter becomes the difference between the year to date GAAP tax expense/benefit at the end of the current quarter compared to the end of the previous quarter.
Computation Examples - First and Second Quarters
The table below provides an illustration of such a tax computation for the first quarter of a financial year using this forecast approach.

END OF 1ST QUARTER		Full Year
GAAP Results ($m)	Q118	Forecast

Pre tax income	$25.0	$100.0
Income tax (expense)/benefit	($5.0)	($20.0)
Net income	$20.0	$80.0
Income tax rate	20.0%	20.0%

The shaded figures are provided for context and would not form part of the Company's first quarter public disclosures.

•	Pre-tax income for the year to date was $25.0m.

•	The resulting forecast pre-tax income for the full year is $100.0m.

•	The forecast ETR is calculated as 20.0% based upon the expected mix of the forecast $100.0m pre-tax income by jurisdiction, having applied the relevant tax regulations for each jurisdiction.

•	This ETR is then applied to the first quarter’s pre-tax income of $25.0m to arrive at a GAAP tax expense of $5.0m.

The table below extends the example into the second quarter, assuming results unexpectedly improve.

END OF 2ND QUARTER				Full Year
GAAP Results ($m)	Q118	Q218	YTD	Forecast

Pre tax income	$25.0	$75.0	$100.0	$200.0
Income tax (expense)/benefit	($5.0)	($25.0)	($30.0)	($60.0)
Net income	$20.0	$50.0	$70.0	$140.0
Income tax rate	20.0%	33.3%	30.0%	30.0%

The shaded figures are provided for context and would not form part of the Company’s second quarter public disclosures.

•	Pre-tax income for the year to date was $100.0m.

•	The resulting forecast or pre-tax income for the full year has now increased to $200.0m.

•
The forecast ETR increases to 30.0%. This can happen where a jurisdiction was previously forecast to be loss making for the year at the end of the first quarter. The improvement in results in the second quarter means that the jurisdiction in now expected to be profitable for the year.

•	The ETR of 30.0% is applied to the year to date pre-tax income of $100.0m to arrive at a GAAP tax expense of $30.0m for the half year.

•	Since the first quarter’s income tax expense was $5.0m, this means the second quarter’s tax expense must be $25.0m to arrive at the correct year to date tax expense of $30.0m.

•	As a result, the tax charge and tax rate for the most recent quarter are not consistent with the full year expectation of 30% of pre-tax income.
Proposed Adjusted Approach - Second Quarter
The Company believes that, in addition to the GAAP presentation of income tax benefit/expense as reflected above, it is useful for investors to receive information about the income tax benefit/expense for the quarter that is based on management's current estimate of the ETR, in that this adjusted tax benefit/expense more accurately reflects the anticipated impact of taxes on the Company's financial results as opposed to a purely mathematically derived number. Accordingly, the Company's proposal is to apply the year-to-date tax rate to the GAAP pre-tax income for the quarter, thereby arriving at the adjusted tax expense/benefit for the second quarter. The basis for this approach is that, had the Company known at the end of the first quarter what it did at the end of the second, it would have used an ETR of 30.0% to calculate the GAAP tax expense/benefit for the first quarter. This approach would result in a GAAP tax expense and tax rate in the second quarter consistent with the year to date computation. Therefore the GAAP tax expense for the first quarter would have been $7.5m not $5.0m, with the GAAP tax expense for the second quarter being $22.5m not $25.0m. The GAAP tax rate for both quarters would have been 30.0%, in line with the full year forecast ETR at the end of the second quarter.

The example below shows how the Company would plan to disclose the Adjusted income tax expense/(benefit) and resulting Adjusted net income for the second quarter:

END OF 2ND QUARTER
Adjusted Results ($m)	Q118	Q218	YTD

GAAP Pre tax income	$25.0	$75.0	$100.0
Adjusted Income tax (expense)/benefit	($7.5)	($22.5)	($30.0)
Adjusted Net income	$17.5	$52.5	$70.0
Income tax rate	30.0%	30.0%	30.0%

The shaded figures are provided for context and would not form part of the Company’s second quarter public disclosures.
The following table shows how the Company would propose to disclose the reconciliation between GAAP and Adjusted income tax expense/benefit:

END OF 2ND QUARTER
Reconciliation	Q218	YTD

GAAP Income tax expense/(benefit)	$25.0	$30.0
Tax rate true up	($2.5)	$0.0
Adjusted Income tax (expense)/benefit	$22.5	$30.0
Computation Example - Third Quarter
The table below extends the example into the third quarter, assuming that results unexpectedly decline.

END OF 3RD QUARTER					Full Year
GAAP Results ($m)	Q118	Q218	Q318	YTD	Forecast

Pre tax income	$25.0	$75.0	$12.5	$112.5	$150.0
Income tax (expense)/benefit	($5.0)	($25.0)	$1.9	($28.1)	($37.5)
Net income	$20.0	$50.0	$14.4	$84.4	$112.5
Income tax rate	20.0%	33.3%	-15.0%	25.0%	25.0%

The shaded figures are provided for context and would not form part of the Company's third quarter public disclosures.

•	Pre-tax income for the year to date was $112.5m.

•	The resulting forecast pre-tax income for the full year has now reduced to $150.0m.

•	The forecast ETR decreases to 25.0%, with one of the jurisdictions now forecasting a loss for the year versus the profit that was previously forecast at the end of the second quarter.

•	The ETR of 25.0% is applied to the year to date pre-tax income of $112.5m to arrive at a GAAP tax expense of $28.1m for the three quarters.

•	Since the first and second quarters’ income tax expense combined was $30.0m, this means the third quarter must have a tax benefit of $1.9m to arrive at the correct year to date tax expense of $28.1m.

•	As a result, the tax charge and tax rate for the most recent quarter are not consistent with the full year expectation of 25% of pre-tax income.

Proposed Adjusted Approach - Third Quarter
Using the same adjusted approach discussed above for the second quarter, had the Company known at the end of the first and second quarters what it did at the end of the third, it would have used an ETR of 25.0% to calculate the GAAP tax expense/benefit for the first and second quarter. That would have resulted in a GAAP tax expense and tax rate in the third quarter consistent with the year to date computation.
Therefore the GAAP tax expense for the first quarter would have been $6.3m not $5.0m, the second quarter would have been a GAAP tax expense $18.8m not $25.0m, and the GAAP tax expense for the third quarter would be $3.1m not a GAAP tax benefit of $1.9m. The GAAP tax rate for every quarter would have been 25.0%, in line with the full year forecast ETR at the end of the third quarter.
The example below shows how the Company would plan to disclose the Adjusted income tax expense/(benefit) and resulting Adjusted net income for the third quarter:

END OF 3RD QUARTER
Adjusted Results ($m)	Q118	Q218	Q318	YTD

GAAP Pre tax income	$25.0	$75.0	$12.5	$112.5
Adjusted Income tax (expense)/benefit	($6.3)	($18.8)	($3.1)	($28.1)
Adjusted Net income	$18.8	$56.3	$9.4	$84.4
Income tax rate	25.0%	25.0%	25.0%	25.0%

The shaded figures are provided for context and would not form part of the Company's third quarter public disclosures.
The following table shows how the Company would propose to disclose the reconciliation between GAAP and Adjusted income tax expense/benefit:

END OF 3RD QUARTER
Reconciliation	Q318	YTD

GAAP Income tax expense/(benefit)	($1.9)	$28.1
Tax rate true up	$5.0	$0.0
Adjusted Income tax (expense)/benefit	$3.1	$28.1
Conclusion
In concluding, the intended objective is to adjust the GAAP income tax expense to provide investors with a true like-for-like, period-over-period comparison of the income tax expense and resulting net income. In other words, if at the end of the most recent quarter, the Company had the same information and knowledge as at the end of each of the preceding quarters, then the adjusted income tax expense/benefit would have been the GAAP tax expense/benefit in those quarters.

*    *    *

The Company would again like to thank the Staff for the opportunity to discuss the matters raised in the Call and to submit this supplemental response. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at 011-44-207-107-7230.

Sincerely,

/s/ Nigel Rose
Nigel Rose
Chief Financial Officer
GAIN Capital Holdings, Inc.

cc:    Howard Efron (Securities and Exchange Commission)

Exhibit A

Proposed Disclosure for the Three and Nine Month Periods
Ended September 30, 2018 and 2017

Reconciliation of Non-GAAP Financial Measures

The following table provides a reconciliation of GAAP net income to adjusted net income and adjusted earnings per common share (amounts in thousands except per share amounts):

	Continuing Operations
	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Net (loss)/income applicable to GAIN Capital Holdings, Inc.	$ 9,969	$ (3,080)	$ 28,715	$ (8,026)
Income tax expense/(benefit)	3,970	97	11,383	(4,300)
Equity in net loss of affiliate	0	40	0	94
Pre-tax (loss)/income	13,939	(2,943)	40,098	(12,232)
Adjustments:
Restructuring	0	0	25	0
Legal provision	4,975	0	4,975	0
Loss on extinguishment of debt	0	4,944	0	4,944
Impairment of investment	0	0	(130)	0
Adjusted pre-tax (loss)/income	18,914	2,001	44,968	(7,288)
Adjusted income tax (expense)/benefit[1]	(5,317)	(123)	(12,641)	447
Equity in net loss of affiliate	0	(40)	0	(94)
Non-controlling interest	(137)	(225)	(638)	(463)
Adjusted net (loss)/income (non-GAAP)	$ 13,460	$ 1,613	$ 31,689	(7,398)

Adjusted (loss)/earnings per common share (non-GAAP):
Basic	$ 0.30	$ 0.03	$ 0.71	$ (0.16)
Diluted	$ 0.30	$ 0.03	$ 0.70	$ (0.16)

(1) Adjusted income tax (expense)/benefit reflects the Company’s GAAP income tax (expense)/benefit adjusted for (a) taxable or deductible items affecting income tax (expense)/benefit that are unrelated to pre-tax income in the period and (b) the tax effect of other taxable adjustments made to the Company’s pre-tax income. The tax effect of the adjustments to pre-tax income are calculated using the tax rate applicable for the jurisdiction within which each of the adjustments arose. The Company believes that this non-GAAP financial measure provides investors with a more consistent and stable basis for determining the impact of taxes on the Company’s core continuing operations.

The following table shows a reconciliation of GAAP income tax (expense)/benefit to adjusted income tax (expense)/benefit (amounts in thousands):

	Continuing Operations
	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Income tax (expense)/benefit	$ (3,970)	$ (97)	$ (11,383)	$ 4,300
Income tax rate[1]	28.4%	3,3%	28.4%	35.2%
Adjustments unrelated to pre-tax income:
Adjustments to tax[2]	0	0	0	0
Uncertain tax positions[3]	0	5	(233)	(2,123)
Tax rate true up4	(302)	1,699	0	0
Adjustments affecting pre-tax income:[5]
Restructuring	0	0	(5)	0
Legal provision	(1,045)	0	(1,045)	0
Loss on extinguishment of debt	0	(1,730)	0	(1,730)
Impairment of investment	0	0	25	0
Adjusted income tax (expense)/benefit	(5,317)	(123)	(12,641)	447
Adjusted income tax rate[6]	28.1%	6.1%	28.1%	6.1%

(1) Income tax rate calculated as Income tax (expense)/benefit divided by pre-tax income/(loss).

(2) Adjustments for items within the current period tax (expense)/benefit not relating to the current period pre-tax income/(loss).

(3) Represents additional interest on tax reserves of $5 in 2018 relating to the prior year; adjustment caused by a favorable U.S. tax ruling of $(233) and for a release of income tax reserves associated with deemed dividends based on amended prior year tax filings of ($2,123) in 2017, both relating to the prior year.

(4) Represents adjustments to align the tax rate for the quarter to the latest full year estimated tax rate.

(5) Represents adjustments to tax relating to a restructuring expense of $25 taxed at 21%, a contingent provision for an ongoing contractual dispute with a service provider relating to the historical deployment of software supporting one of our legacy trading platforms of $4,975 taxed at 21% and a loss on extinguishment of debt expense of $4,944 taxed at 35% and an impairment adjustment of $(130) taxed at 19%.

(6) Adjusted income tax rate calculated as Adjusted income tax (expense)/benefit divided by Adjusted pre tax income/(loss)

Exhibit B

Proposed Disclosure For Fiscal Years Ended December 31, 2017 and 2016

Reconciliation of Non-GAAP Financial Measures

The following table provides a reconciliation of GAAP net income to adjusted net income and adjusted earnings per common share (amounts in thousands except per share amounts):

	Year Ended December 31
	2017	2016
Net (loss)/income applicable to GAIN Capital Holdings, Inc.	$ (11,195)	$ 35,272
Income tax expense/(benefit)	(6,855)	9,768
Equity in net loss of affiliate	343	62
Non-controlling interest	620	2,140
Pre-tax (loss)/income	(17,087)	47,242
Adjustments:
Restructuring	0	1,041
Integration	0	2,788
Legal settlement	0	9,205
Loss on extinguishment of debt	4,944	0
Other corporate expenses	827	0
Impairment of investment	620	0
Adjusted pre-tax (loss)/income	(10,696)	60,276
Adjusted income tax (expense)/benefit[1]	5,038	(12,603)
Equity in net loss of affiliate	(343)	(62)
Non-controlling interest	(620)	(2,140)
Adjusted net (loss)/income (non-GAAP)	$ (6,621)	$ 45,471
Adjusted (loss)/earnings per common share (non-GAAP):
Basic	$ (0.14)	$ 0.94
Diluted	$ (0.14)	$ 0.93

(1) Adjusted income tax (expense)/benefit reflects the Company’s GAAP income tax (expense)/benefit adjusted for (a) taxable or deductible items affecting income tax (expense)/benefit that are unrelated to pre-tax income in the period and (b) the tax effect of other taxable adjustments made to the Company’s pre-tax income. The tax effect of the adjustments to pre-tax income are calculated using the tax rate applicable for the jurisdiction within which each of the adjustments arose. The Company believes that this non-GAAP financial measure provides investors with a more consistent and stable basis for determining the impact of taxes on the Company’s core continuing operations.

The following table shows a reconciliation of GAAP income tax (expense)/benefit to adjusted income tax (expense)/benefit (amounts in thousands):

	Year Ended December 31
	2017	2016
Income tax (expense)/benefit	$ 6,855	$ (9,768)
Income tax rate[1]	40.1%	20.7%
Adjustments unrelated to pre-tax income:
Adjustments to tax[2]	4,924	0
Uncertain tax positions[3]	(4,604)	1,115
Adjustments affecting pre-tax income:[4]
Restructuring	0	(198)
Integration	0	(530)
Legal settlement	0	(3,222)
Loss on extinguishment of debt	(1,730)	0
Other corporate expenses	(289)	0
Impairment of investment	(118)	0
Adjusted income tax (expense)/benefit	5,038	(12,603)
Adjusted income tax rate[5]	47.1%	20.9%

(1) Income tax rate calculated as Income tax (expense)/benefit divided by pre-tax income/(loss)

(2) One off adjustments required under the Tax Cuts and Jobs Act (TCJA).

(3) Represents prior year adjustments for release of interest and penalties associated with deemed dividends based on amended prior year filings and IRS approved change in accounting method (2017); additional accruals for interest on tax reserves relating to a prior year (2016).

(4) Represents adjustments to tax relating to loss on extinguishment of debt expense of $4,944 taxed at 35%, other corporate expenses of $827 taxed at 35% and an impairment of investment expense of $620 taxed at 19% in 2017; restructuring expenses of $1,041 taxed at 19%, integration expenses of $2,788 taxed at 19% and a legal settlement of $9,205 taxed at 35% in 2016.

(5) Adjusted income tax rate calculated as Adjusted income tax (expense)/benefit divided by Adjusted pre tax income/(loss).